UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                            NTL Communications Corp.
                           (formerly NTL Incorporated)

                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    629407107
                                 (CUSIP Number)

                               Kenneth K. Claydon
                             Secretary's Department
                             Cable and Wireless plc
                               124 Theobalds Road
                                 London WC1X 8RX
                                 United Kingdom

                             Tel: (44) 20 7315 4000

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 22, 20001
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

                         SCHEDULE 13D (AMENDMENT NO. 1)

CUSIP No. 629407107                                            Page 2 of 4 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Cable and Wireless plc

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) |_|
          (b) |_|

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          00

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|


     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          England and Wales

                             7    SOLE VOTING POWER
                                  36,362,613
    NUMBER OF
     SHARES                  8    SHARED VOTING POWER
  BENEFICIALLY                    0
    OWNED BY
 EACH REPORTING              9    SOLE DISPOSITIVE POWER
     PERSON                       36,362,613
      WITH
                             10   SHARED DISPOSITIVE POWER
                                  0

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          36,362,613

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.44%

     14   TYPE OF REPORTING PERSON

          CO

                         SCHEDULE 13D (Amendment No. 1)
                         ------------------------------


                  This Amendment No. 1 to Statement on Schedule 13D (this "Amendment") relates to the Common Stock of NTL Communications Corp., a Delaware corporation which was formerly known as NTL Incorporated ("NTL" ) and supplements the information set forth in the Statement on Schedule 13D of Cable and Wireless plc ("Cable and Wireless") previously filed.



      Item 5.   Interest in Securities of the Issuer.
                ------------------------------------

                In a transaction exempt from registration under the U.S. Securities Act of 1933 pursuant to Rule 144, on January 22, 2001, Cable & Wireless sold 8,000,000 shares of Common Stock of NTL to Goldman, Sachs & Co. at a price per share of $33.50.

                Cable & Wireless has no current plans to dispose of the remainder of its stake in NTL, but expects to consider from time to time options relating to potential dispositions.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2000


                                      CABLE AND WIRELESS PLC


                                      By: /s/ W. Tucker
                                          ---------------------------------
                                          Name: Warren Tucker
                                          Title: Deputy Finance Director